Edward R. Shaoul 303.892.7262 edward.shaoul@dgslaw.com

January 10, 2024

VIA EDGAR

Office of Energy & Transportation

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Ms. Cheryl Brown and Mr. Daniel Morris

Re:	Rare Element Resources Ltd.
Registration Statement on Form S-1
Filed December 5, 2023
File No. 333-275892

Dear Ms. Brown and Mr. Morris:

On behalf of Rare Element Resources Ltd. (the “Company”), set forth below are the responses of the Company to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission contained in the letter dated January 2, 2024 (the “Comment Letter”), regarding the above-referenced registration statement on Form S-1 (the “S-1”). In connection herewith, the Company has filed via EDGAR Amendment No. 1 to Form S-1 (the “Amended S-1”), which incorporates the changes made in response to the Comment Letter. For the convenience of the Staff, we have transcribed the comments being addressed and the Company’s responses to those comments in sequence.

Were any required waivers obtained in connection with approval of the rights offering?, page 13

1.	We note your disclosure in this section. Please file the Synchron waiver authorizing you to issue additional shares of capital stock. In addition, please revise to clarify whether the waiver is limited to the proposed rights offering transaction.

Response: The Staff is respectfully advised that no waiver has been filed because the waiver was obtained at a meeting of the board of directors of the Company and was documented in resolutions of the board of directors. In any event, the Company has revised the disclosure in the S-1 in response to the Staff’s comment. Please see the Amended S-1 on or around page 14.

Davis Graham & Stubbs LLP ▪ 1550 17th Street, Suite 500 ▪ Denver, CO 80202 ▪ 303.892.9400 ▪ fax 303.893.1379 ▪ dgslaw.com

U.S. Securities and Exchange Commission

January 10, 2024

When will the rights offering expire?, page 14

2.	We note your disclosure that you may extend the rights offering in your sole discretion. Please revise your disclosure to state a termination date that is not indefinite. Refer to Item 501(b)(8)(iii) of Regulation S-K.

Response: The Company has revised the disclosure in the S-1 in response to the Staff’s comment. Please see the Amended S-1 on or around the cover page and pages 9, 10, 16, 26 and 38.

Depending on the extent to which Synchron and holders other than Synchron exercise their subscription rights, page 18

3.	We note your disclosure in this section. Revise the prospectus cover page, summary, Question and Answers section, and the Rights Offering section to include similar disclosure that Synchron may own up to 81% of the company following the rights offering. In addition, we note your disclosure that Synchron has advised of its intent to participate in the offering. Please explain the circumstances under which Synchron indicated it would participate in the rights offering, clarify the extent of Synchron’s anticipated participation in this offering, and whether there is a standby purchase arrangement in place, verbally or in writing.

Response: The Company has revised the disclosure in the S-1 in response to the Staff’s comment. Please see the Amended S-1 on or around the cover page and pages 9, 17 and 32.

You may not be able to resell any of our common shares, page 21

4.	Please clarify why there may be a delay in issuing the shares after completion of the rights offering. Otherwise, please revise to remove any implication that the shares will not be issued promptly.

Response: The Company has revised the disclosure in the S-1 in response to the Staff’s comment. Please see the Amended S-1 on or around page 22.

Subscription Price, page 29

5.	We note that you have identified various factors that affected your determination of the subscription price. Please provide an expanded discussion of how you considered the factors identified, including how you considered various rights offerings by public companies.

Response: The Company has revised the disclosure in the S-1 in response to the Staff’s comment. Please see the Amended S-1 on or around pages 30–31.

U.S. Securities and Exchange Commission

January 10, 2024

Reasons for the Rights Offering, page 29

6.	We note that you are conducting the rights offering to raise capital to progress your business strategy to support commercialization and fund activities to support the advancement of the Bear Lodge REE Project. We also note that your board concluded that the rights offering was the appropriate alternative in the circumstances for a number of reasons, including that it provides an opportunity to your shareholders to participate on a pro rata basis. Please expand your discussion of the reasons for the rights offering, including any additional reasons, and discuss the alternatives considered.

Response: The Company has revised the disclosure in the S-1 in response to the Staff’s comment. Please see the Amended S-1 on or around page 30.

Material United States Income Tax Consequences, page 37

7.	We note that you believe the receipt of subscription rights by a U.S. Holder should not be treated as a “disproportionate distribution” under Section 305(b) of the Internal Revenue Code, however, there can be no assurance that such treatment will not be challenged by IRS. We also note your disclosure on page 16 that a U.S. holder of common shares likely will not recognize income, gain, or loss for United States federal income tax purposes in connection with the receipt or exercise of subscription rights in the rights offering. Please obtain and file a tax opinion pursuant to Item 601(b) of Regulation S-K and Section III of SLB 19, or tell us why you believe such opinion is not required to be filed.

Response: The Company has revised the disclosure in the S-1 in response to the Staff’s comment. Please see the Amended S-1 on or around page 42 and the tax opinion filed as Exhibit 5.2 to the Amended S-1.

General

8.	We note disclosure of a prior rights offering completed in December 2021. Please clarify whether the prior offering of subscription rights was registered, and disclose the relationship, if any, between the prior rights offering and the present rights offering.

Response: The Staff is respectfully advised that the relationship between the December 2021 rights offering and the present rights offering is mainly rooted in the different aspects of the rare earth processing and separation demonstration plant (and other activities of the Company) that have been, and are proposed to be, funded from the proceeds of such offerings, as discussed on or around page 8. In any event, the Company has revised the disclosure in the S-1 in response to the Staff’s comment. Please see the Amended S-1 on or around page 8.

U.S. Securities and Exchange Commission

January 10, 2024

We have endeavored to provide you with everything requested. Should you have additional questions or comments, please contact the undersigned at (303) 892-7262.

Sincerely,

/s/ Edward R. Shaoul
Edward R. Shaoul
for
Davis Graham & Stubbs LLP

Enclosure

cc: Brent D. Berg, Rare Element Resources Ltd.